Filed by Passage Bio, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Passage Bio, Inc.
Filer’s SEC File No.: 001-39231
Date: July 21, 2026

This filing relates to the proposed merger of Remix Therapeutics, Inc., a Delaware corporation (“Remix”), with Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Passage Bio, Inc., a Delaware corporation (“Passage Bio”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of June 24, 2026, by and among Remix, Merger Sub and Passage Bio. The following is a copy of the corporate presentation prepared by Remix, dated July 21, 2026:

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Passage Bio and Remix, including the conditions to, and timing of, closing of the proposed transaction, the Board of Directors and management of the combined company, the percentage ownership of the combined company (which is subject to adjustment based on the amount of Passage Bio’s net cash as of the closing of the proposed transaction), and the parties’ ability to consummate the proposed transaction and private placement financing, including the intended use of net proceeds from the private placement financing and the expected timing of closing and completion of the private placement financing, the expected issuance of the CVR and the contingent payments contemplated by the CVR, the combined company’s expected cash and the sufficiency of the combined company’s cash to fund operations into 2028, the listing of the combined company’s shares on Nasdaq, the expectations surrounding the potential, safety, efficacy, and regulatory and clinical progress of Remix’s product candidates, including REM-422, and anticipated milestones and timing, among others.

Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Passage Bio and Remix to consummate the proposed transaction; (iii) the ability of Passage Bio and Remix to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Passage Bio, Remix or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Passage Bio’s and/or Remix’s respective businesses; (vii) the ability of Remix to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Passage Bio’s or Remix’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Passage Bio’s or Remix’s ability to pursue certain business opportunities or strategic transactions; (xi) the combined company’s need for additional funding, which may not be available; (xii) failure to identify additional product candidates and develop or commercialize marketable products; (xiii) the early stage of the combined company’s development efforts; (xiv) potential unforeseen events during clinical trials could cause delays or other adverse consequences; (xv) risks relating to the regulatory approval process; (xvi) interim, topline and preliminary data may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data; (xvii) Passage Bio’s and Remix’s product candidates may cause serious adverse side effects; (xviii) inability to maintain collaborations, or the failure of these collaborations; (xix) the combined company’s reliance on third parties, including for the manufacture of materials for our research programs, preclinical and clinical studies; (xx) failure to obtain U.S. or international marketing approval; (xxi) ongoing regulatory obligations; effects of significant competition; (xxii) unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives; (xxiii) product liability lawsuits; (xxiv) securities class action litigation; (xxv) the impact of general economic conditions on our business and operations, including the combined company’s preclinical studies and clinical trials; (xxvi) the possibility of system failures or security breaches; risks relating to intellectual property; (xxvii) significant costs incurred as a result of operating as a public company; (xxviii) the risk that, as a result of adjustments to the exchange ratio, Passage Bio stockholders and Remix stockholders could own more or less of the combined company than is currently anticipated, including as a result of the determination of Passage Bio’s net cash; (xxix) risks related to the market price of Passage Bio’s common stock relative to the value implied by the exchange ratio; (xxx) the risk that holders of the CVR may never receive any payments thereunder; (xxxi) the risk that the concurrent private placement financing is not consummated; and (xxxii) such other factors as are set forth in Passage Bio’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Passage Bio’s Annual Report on Form 10-K for the year ended December 31, 2025 and Quarterly Report on Form 10-Q for the period ended March 31, 2026. Passage Bio and Remix can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Passage Bio and Remix undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed transaction involving Passage Bio and Remix and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Passage Bio intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement of Passage Bio that will constitute a prospectus with respect to shares of Passage Bio stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Passage Bio may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Passage Bio may file with the SEC. INVESTORS AND SECURITYHOLDERS OF PASSAGE BIO AND REMIX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PASSAGE BIO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Passage Bio and Remix stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Passage Bio, Remix and the proposed transaction that will be filed with the SEC by Passage Bio through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Passage Bio will also be available free of charge on Passage Bio’s website at www.passagebio.com or by contacting Passage Bio’s investor relations department by email at investors@passagebio.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Passage Bio, Remix and their respective directors and executive officers may be deemed to be “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Passage Bio. Information regarding Passage Bio’s directors and executive officers is also available in Passage Bio’s most recent Annual Report on Form 10-K and in its definitive proxy statement for its 2026 annual meeting of stockholders filed with the SEC on April 7, 2026. Investors and securityholders of Passage Bio and Remix are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Passage Bio carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

 Modulating RNA Processing  TO TARGET THE UNDRUGGABLEInvestor Presentation  July 2026  Filed by Passage Bio, Inc.   pursuant to Rule 425 under the Securities Act of 1933   and deemed filed pursuant to Rule 14a-12   under the Securities Exchange Act of 1934   Subject Company: Passage Bio, Inc.   Filer’s SEC File No.: 001-39231   Date: July 21, 2026

 Disclaimers  Important Information for Investors  This confidential presentation (“Presentation”) is for informational purposes only and is being provided to interested parties solely in their capacity as potential investors for the purpose of evaluating a potential private offering of securities (the “Purpose”) by Remix Therapeutics, Inc. (collectively with its subsidiaries, “Remix”), in connection with a potential business combination between Passage Bio, Inc. (collectively with its subsidiaries, “Passage”) and Remix (the “Proposed Transaction”). By accepting this Presentation, you acknowledge and agree that all of the information contained herein is confidential, that you will use such information only for the Purpose and that you shall not use such information in any way that is detrimental to Remix or Passage. The information contained herein does not purport to be all-inclusive and neither Remix, Passage, nor any of their respective affiliates or respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any investment or other decision. Furthermore, by accepting this presentation you will be deemed to represent that you are an accredited investor, have the capacity to protect your own interests in connection with the offering and have sufficient knowledge and experience in investing in investments similar to the securities to properly evaluate the merits and risks of the investment in the securities.   This Presentation has been prepared by Remix. While Remix believes that the financial and other information contained herein is accurate, Remix expressly disclaims any and all liability for the contents of, or omissions from, this Presentation and for any other written or oral communication transmitted or made available to a recipient.   This Presentation includes certain statements and estimates provided by Remix with respect to Remix's historical and anticipated performance as well as Remix's relative position within its market and industry. Such statements and estimates reflect various assumptions by Remix (some of which may not be stated) that may or may not prove to be accurate. Remix nor its affiliates or employees, directors, officers, contractors, advisors, members, successors, representatives or agents makes any representations or warranties (express or implied) concerning the accuracy or completeness of this Presentation, nor shall they have any liability for any representations or warranties (expressed or implied) contained in, or for any omissions from or errors in, this Presentation or any other written or oral communications transmitted to the recipient in the course of its evaluation of Remix and/or the Proposed Transaction. Only those particular representations and warranties that may be made in a definitive agreement when, as and if one is executed, and subject to such limitations and restrictions as may be specified in such definitive agreement, shall have any legal effect.  The projections and estimates of Remix's financial and operating performance throughout this Presentation have been provided to assist parties who may be interested in the Proposed Transaction but are not to be viewed as facts and should not be relied upon as a representation of future results. The assumptions underlying the estimates and projections contained herein are subject to significant economic and competitive uncertainties and contingencies beyond Remix's control. Also, judgments based upon past performance may not be necessarily indicative of future performance or industry trends. Consequently, no assurances are made or implied as to the reliability of such projections or estimates and the inclusion of the projections and estimates herein should not be regarded as a representation that the projected results will be achieved. No independent accounting firm has examined or reviewed the financial estimates or projections contained herein, and accordingly, no conclusion or any form of assurance with respect thereto is provided.  Certain information contained in this Presentation relates to or is based on studies, publications, surveys and Remix's own internal estimates and research. In this Presentation, Remix relies on, and refers to, publicly available information and statistics regarding market participants in the sector in which Remix competes and other industry data. Any comparison of Remix to any other entity assumes the reliability of the information available to Remix. Remix obtained this information and statistics from third-party sources, including reports by market research firms and company filings. In addition, all of the market data included in this Presentation involve a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while Remix believes its internal research is reliable, such research has not been verified by any independent source and Remix has not independently verified the information.  This Presentation and the information contained herein shall be subject to the terms of the Confidentiality and Non-Disclosure Agreement previously executed by the recipient. The recipient agrees not to use or disclose to any person any information contained in this Presentation, the fact that it obtained confidential information concerning Remix, the fact that discussions or negotiations are taking place, or have taken place, concerning the Proposed Transaction involving Remix, or any of the other terms, conditions or other facts with respect to any such possible transaction.  In furnishing this Presentation, neither Remix nor Passage undertakes an obligation to provide the recipient with access to any additional information or to update or correct any information provided. This Presentation shall not be deemed an indication of the state of affairs of Remix nor shall it constitute an indication that there has been no change in the business or affairs of Remix since the date hereof. Remix and Passage expressly reserve the right, without giving reason, at any time and in any respect, to terminate discussions with any or all parties, to reject any or all proposals and to negotiate with any party with respect to the Proposed Transaction.   No person is authorized to give any information not contained in this Presentation. No other information has been authorized by Remix to be provided other than the information contained herein. Any information not contained herein must not be relied upon as having been authorized by Remix. Except as otherwise indicated, this Presentation reflects information made available as of the date on the cover page of this summary. Neither the delivery of this Presentation nor any transaction made hereunder shall, under any circumstances, create the implication that there has been no change in the affairs of Remix since the respective dates at which the information is given herein or the date hereof. The information contained in this Presentation should not be assumed to have been updated at any time subsequent to the date shown on the first page of this Presentation and the delivery of this Presentation does not constitute a representation by any person that such information will be updated at any time after the date of this Presentation.  Private Placement  This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities of Remix or Passage, nor does it constitute an offer to sell or a solicitation of an offer to buy any securities from any person in any state or other jurisdiction in which such offer or solicitation would be unlawful. Furthermore, nothing contained in this Presentation shall be deemed to be a recommendation to buy or sell securities of Remix or Passage, nor shall it be relied upon to make personal investment decisions. Recipients of this Presentation should not construe the contents hereof to constitute legal, tax, regulatory, financial, accounting or other advice. Any recipient of this Presentation should seek advice from its own independent tax advisor, legal counsel and/or other advisor with respect to such matters.   ANY SECURITIES TO BE OFFERED IN ANY TRANSACTION CONTEMPLATED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE OR FOREIGN SECURITIES LAW. ANY SECURITIES TO BE OFFERED IN ANY TRANSACTION CONTEMPLATED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY STATE SECURITIES COMMISSION OR OTHER UNITED STATES OR FOREIGN REGULATORY AUTHORITY, AND WILL BE OFFERED AND SOLD SOLELY IN RELIANCE ON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS PROVIDED BY THE SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (INCLUDING REGULATION D OR REGULATION S UNDER THE SECURITIES ACT). THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM A PART OF, AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.  Forward-Looking Statements  Certain statements in this Presentation may constitute “forward-looking statements.” Forward-looking statements include, but are not limited to, statements regarding Remix's expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: Remix's RNA processing platform and product candidates, including the safety or efficacy of REM-422; Remix's clinical trials in adenoid cystic carcinoma (“ACC”), acute myelogenous leukemia (“AML”) & high-risk myelodysplastic syndrome (“HR-MDS”), including the timing of regulatory filings and data readouts and other developments or results in connection therewith; expected interactions or filings with regulators, including the Food & Drug Administration (“FDA”) and European Medicines Agency (“EMA”); the market opportunity, potential for combination therapies or other potential indications for REM-422; the expected timing of commercialization of any of its product candidates, including REM-422; the potential of Remix's discovery programs, including RXSM-1244 or other programs targeting MYC-dependent cancers and related pre-clinical studies; Remix's expected cash runway; Remix's collaborations with third parties; and the Proposed Transaction, including any information with respect to the combined company and any anticipated benefits from the Proposed Transaction. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  Forward-looking statements are based on current expectations and assumptions that, while considered reasonable, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Risks and uncertainties that may cause actual results to differ materially from current expectations include, but are not limited to: uncertainties inherent in preclinical studies and clinical trials; risks and uncertainties regarding whether results from preclinical studies and clinical trials will be predictive of the results of future trials; risks related to the expected timing of submissions to regulatory authorities and timing for review by such regulatory authorities; risks and uncertainties related to collaborations with third parties; competition; the risk that Remix may not be able to execute on its business plans and strategies; risks and uncertainties related to the Proposed Transaction, including the risk that the Proposed Transaction may not be consummated on the anticipated terms or at all; the risk that the parties' expectations with respect to the benefits of the Proposed Transaction and the combined company may not be realized; and risks related to market volatility and global economic conditions.  Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Remix nor Passage undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or in the events, conditions or circumstances on which any such statement is based.  This Presentation does not purport to summarize all of the conditions, risks and other attributes of an investment in Remix, Passage or the combined company or otherwise with respect to the Proposed Transaction.   Trademarks  This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Remix and Passage will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.  Confidentiality Notice  This Presentation is intended exclusively for the individual or entity to which it is addressed. This Presentation and the accompanying communication may contain information that is proprietary, privileged, confidential or otherwise legally exempt from disclosure. If you are not an intended recipient, you are not authorized to read, print, retain, copy or disseminate this Presentation or any part of it. If you have received this Presentation in error, please notify the sender immediately and delete all copies of this Presentation.  Parties who do not wish to pursue this matter, or upon the request of Remix or Passage, shall promptly return all material received from Remix and/or Passage including this Presentation and other material received in the course of investigation. NONE OF REMIX, PASSAGE, OR ANY OF THEIR CUSTOMERS, VENDORS, OR PARTNERS SHOULD BE CONTACTED DIRECTLY UNDER ANY CIRCUMSTANCE.

 Risk Factors  Risk Factors  Both Remix and Passage are subject to various risks associated with their businesses and their industries. In addition, the Proposed Transaction, including the possibility that the Proposed Transaction may not be completed, poses a number of risks to each company and its respective securityholders. All references to “we,” “us” or “our” refer to the businesses of Remix and Passage prior to the consummation of the Proposed Transaction. The risks described below make up a non-exhaustive list of the key risks related to Remix and Passage’s businesses and the factors that could cause actual results to differ from the forward-looking statements described in this Presentation. This list has been prepared solely for potential private placement investors in connection with the Proposed Transaction and not for any other purpose. You should carefully consider these risks and uncertainties, as well as other risks set forth in the section entitled “Risk Factors” in Passage's most recent quarterly report on Form 10-Q, its most recent annual report on Form 10-K and its other SEC filings. You should also carry out your own due diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this private placement transaction before making an investment decision. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished in respect of the Proposed Transaction with the SEC:  Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. We have incurred significant losses since inception, we have not generated any revenue from product sales to date and may never do so.  REM-422, our lead product candidate, is currently in clinical development and has not received regulatory approval. There is no assurance that our clinical trials will be successful or that we will obtain regulatory approval for REM-422 or any other product candidate on the timelines we expect, or at all.   Our clinical trials of REM-422 in ACC and AML/HR-MDS, as well as our other product candidates, may not demonstrate sufficient safety and efficacy to obtain regulatory approval. We may be unable to advance product candidates through clinical development, or commercialize them if approved, and we may experience significant delays in doing so.   Our expectations regarding a Breakthrough Therapy Designation filing for REM-422 and EMA interactions are subject to regulatory uncertainty, and there can be no assurance that such designations or favorable outcomes will be obtained.   Our current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.   Even if the Proposed Transaction and the proposed private placement transaction are successful, we will require substantial additional capital to finance our operations in the future. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate our development and pre-clinical programs, current or future clinical trials or future commercialization efforts.   Our expectations regarding our cash runway and ability to reach data inflection points are based on numerous assumptions that may prove to be untrue; we may be required to raise capital sooner than anticipated and our exposure to certain contingent liabilities and contractual obligations may be greater than anticipated.   We operate in intensely competitive markets that include companies with greater financial, technical and marketing resources than us. Competitive products may impair our product candidates’ development or limit their commercial potential.   We depend on collaborations with third parties, including Roche Holding AG, and there can be no assurance that our collaborators will fulfill their obligations, that our collaborations will yield the anticipated milestone payments or royalties, or that these collaborations will not be terminated.   Failure to manage our growth effectively could cause our business to suffer and have a material adverse effect on our ability to execute our business strategy, as well as operating results and financial condition.  As our costs increase, we may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause operating results to fall below analysts’ and investors’ expectations.   Our RNA processing discovery programs, including our MYC-targeting program, are at early stages of development and may not result in product candidates that can be advanced into clinical trials or ultimately receive regulatory approval.   The biomarker-based patient selection strategy for REM-422 in ACC is based on preliminary clinical observations, and there can be no assurance that this approach will be validated in confirmatory studies or accepted by regulatory authorities for product labeling.   If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and product candidates similar or identical to ours, and our ability to successfully commercialize our technology and/or product candidates may be impaired.   We may be subject to intellectual property rights claims by third parties, which are costly to defend, could require us to pay significant damages and may disrupt our business and operations.   We are party to license agreements and collaboration agreements with third parties pursuant to which we obtained or granted rights to certain intellectual property; termination of these agreements or the failure to comply with obligations thereunder could materially harm our business.   The conditions to complete the Proposed Transaction may not be satisfied, we may not realize the expected benefits of the Proposed Transaction, or we may uncover liabilities following the consummation of the Proposed Transaction that we had not anticipated.   The shares acquired in the proposed private placement transaction will be subject to registration with the SEC, and upon registration, the share price may be volatile due to a variety of factors, such as changes in the competitive environment in which we operate, the regulatory framework of the industry in which we will operate, developments in our business and operations and changes in our capital structure.

 Additional Disclaimers  Additional Information and Where to Find It  This presentation relates to a proposed transaction involving Passage Bio and Remix and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Passage Bio intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement of Passage Bio that will constitute a prospectus with respect to shares of Passage Bio stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Passage Bio may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Passage Bio may file with the SEC. INVESTORS AND SECURITYHOLDERS OF PASSAGE BIO AND REMIX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PASSAGE BIO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Passage Bio and Remix stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Passage Bio, Remix and the proposed transaction that will be filed with the SEC by Passage Bio through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Passage Bio will also be available free of charge on Passage Bio’s website at www.passagebio.com or by contacting Passage Bio’s investor relations department by email at investors@passagebio.com.  No Offer or Solicitation  This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  Participants in the Solicitation  Passage Bio, Remix and their respective directors and executive officers may be deemed to be “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Passage Bio. Information regarding Passage Bio’s directors and executive officers is also available in Passage Bio’s most recent Annual Report on Form 10-K and in its definitive proxy statement for its 2026 annual meeting of stockholders filed with the SEC on April 7, 2026. Investors and securityholders of Passage Bio and Remix are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Passage Bio carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

 Merger of Remix Therapeutics and Passage Bio  Overview  Transaction Summary  Management and Board  Remix, a clinical-stage biotechnology company developing novel small molecule therapies designed to reprogram RNA processing and address disease drivers at their origin intends to merge with Passage Bio, Inc (Nasdaq: PASG)  Passage exploration of strategic alternatives initiated in April 2026, evaluating several potential candidates  Supported by the Board of Directors of both companies and subject to stockholder approval and other customary closing conditions  Combined company will focus on advancing the development of Remix programs and targets  Merger expected to close H2 26  Pro forma ownership: 92.6% Remix and 7.4% Passage, after giving effect to Remix concurrent financing  Combined company will be well capitalized, including an oversubscribed $100M concurrent financing and Passage’s anticipated cash at the closing of the merger  Funded into H1'28, past mid-2027 ACC data and potential NDA submission as early as H2'27  Remix management will operate pro forma company  Board of Directors of combined company to be comprised of nine members, all of whom will be designated by Remix

 REM-422: A De-Risked Oncology Asset at a Critical Inflection Point  REM-422: The first drug candidate observed to inhibit MYB with meaningful clinical activity in ACC   Adenoid Cystic Carcinoma (ACC):  >1,500 US incidence and 13-15K US prevalence MYB driven cancer with no FDA approved treatments  REM-422 Phase 1: durable 43% ORR* in MYB biomarker+ patients, exceeding historic benchmarks1,2,3  FDA authorized Remix to proceed with an ongoing Phase 2 study with proposed key elements, including: recommended dose, biomarker positive population, and single arm study design for potential registration   Potentially registrational Phase 2 study in recurrent, metastatic or unresectable ACC ongoing with >60% enrolled, full enrollment expected H2’26  $600M+ US sales opportunity; Remix is preparing for potential commercial readiness in 2028  r/r AML and high risk MDS (HR-MDS):  ~25,000 treatable AML/HR-MDS patients in the US  REM-422 Ph1 dose escalation ongoing with multiple responses observed  Funded through ACC Phase 2 readout and potential NDA submission as early as H2'27  ¹Tchekmedyian et al., ²J Clin Oncol. 2019, Locati et al., Cancer, 2020, ³ Laurie SA et al., Lancet Oncol 2011, *based on best overall response

 Experienced management team with deep domain expertise  PETE SMITH  Co-Founder, President & CEO  H3 Biomedicine, Takeda, Millennium  HEATHER WASSERMAN  Chief Business / Operating Officer  Eli Lilly, Human Genome Sciences  MYTHILI KONERU  Chief Medical Officer  Legend, Marker, Eli Lilly  DOM REYNOLDS  Chief Scientific Officer  H3 Biomedicine, Forma, Millennium  Matt Patterson  Chair  Kevin Bitterman, PhD  Atlas Ventures  Jeff Goater  The Column Group  Pete Smith, PhD  Remix CEO  Maria Koehler, MD  Independent  Scott Biller, PhD  Independent  Linda Bain  Independent

Small molecule pipeline targeting high value oncology targets

Target/Compound	Mechanism	Indications	Discovery	Pre-Clinical	Clinical	Rights	Anticipated Milestone
MYB/REM-422	mRNA degrader	Adenoid Cystic Carcinoma				remix therapeutics	ORR / DoR Data Mid '27
		AML/MDS				remix therapeutics	RP2D Data Mid '27
		Others (e.g. BRCA, lymphoma, CRC)				remix therapeutics	
Oncology program	mRNA degrader	MYC-dependent cancers (~25% of all cancers)				remix therapeutics	
Additional Targets	Degradation	Oncology and CNS				remix therapeutics	
Additional Targets	Degradation	Multiple Therapeutic Areas	Not disclosed			Roche	

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remix therapeutics

REM-422 offers compelling value proposition in ACC

- **High unmet need in ACC, with no FDA-approved treatments**
- **Therapeutic candidate designed to target molecular driver of ACC**
- **Favorable clinical results:**
  - Robust results – 43% ORR* at RP2D, 100% disease control rate
    - Historical controls for ORR range 0-15%, mPFS~7m
  - Long durability with patients on therapy for up to 2 years and ongoing (mDOR not reached)
  - Established biomarker selection with companion diagnostic in development
  - Generally well-tolerated with no DLTs
  - Oral, once daily dosing
- **Remix is preparing for potential commercial readiness in 2028:**
  - Pursuing regulatory approval for recurrent, metastatic or unresectable ACC based on Ph2 single-arm study
  - Potentially registrational Phase 2 study ongoing, >60% on study with **full enrollment anticipated H2'26**

REM-422: $600M+ U.S. opportunity with potential meaningful upside

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*based on best overall response

remix therapeutics

Adenoid Cystic Carcinoma has a high unmet medical need

ACC Sites by Organ[5]


Lacrimal Gland
Head & Neck (60-70%), predominantly salivary gland
Breast
Lung
Female Genital Tract
Skin
May present in other organs

- Malignant epithelial tumor arising predominantly **in salivary glands** and other glandular tissues; high rates of perineural invasion and **relentless growth/metastasis**
- **1,500+ new patients**[1] per year in the US; prevalence is ~13K – 15K[2]
- MYB a key driver of disease in all subtypes, with **60-65% of ACC population MYB biomarker positive[3]**
- High unmet need, **No FDA-approved treatments**

Critical need for a precision therapy that targets the molecular driver of ACC

[1] Boyle et al., *J Clin Oncol.* 2020; Wang et al., *Cancer Epidemiol.* 2026; Epiphany Partners Inc., *EpiOncology Custom Analysis*. 2026, [2] Remix Market Research, [3] Remix Data on File, [4] Ferraroto et al., 2021, Remix data on file, [5] Li et al., *Cancer.* 2012;118(16):3945-3953

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remix therapeutics

Current SoC: Up to 75% of ACC patients will require systemic therapy, but only 11-15% ORR with available therapy



NCCN Guidelines
Newly Diagnosed
Amenable to local therapy?
Yes (70-90%)
No(10-30%)
Surgery or Radiation
50-75%
Recurrence / Metastasis
Patients with symptoms and/or high disease burden will require systemic therapy
Yes
No
Clinical trial
VEGFR TKI*
Chemo
NCCN (category 2B): 11-15% ORR, 7-9 mo mPFS1,2
13% ORR 5-20 mo mPFS3
Active surveillance
Patients under active surveillance eventually need systemic therapy

High Unmet Need for Targeted Treatment

- Surgery standard of care
- Disease will recur in ~50-75%[4] of patients
- Nearly all patients with recurrence will require systemic treatment
- TKIs and chemo offer low response and tolerability challenges

*Lenvatinib, [1]Tchekmedyian et al., [2]J Clin Oncol. 2019, Locati et al., Cancer, 2020, [3] Laurie SA et al., Lancet Oncol 2011 [4]Putnam Associates, Qualitative Research (Q1 2021) & KOL discussions, SoC – Standard of Care

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 REM-422 the first MYB inhibitor in clinical development   Majority of ACC patients express oncogenic MYB  REM-422 designed to induce degradation of MYB mRNA  MYB Expression*  MYB translocation  drives high expression  MYB Expression  The MYB poison exon is detectable using an IUO assay in clinical trials  *Source: Tempus Lens Real-world database   IUO = Investigational Use Only  MYB poison exon is normally not included in mature MYB mRNA; REM-422 leads to poison exon inclusion in mature MYB mRNA and subsequent degradation

 REM-422 Mechanism: mRNA degradation through Poison Exon inclusion  PE excluded from mature mRNA due to unfavorable interaction between the U1snRNP splicing complex and the weak 5’ splice site of the PE  U1snRNP  U1snRNP  REM-422 acts as a specific small molecule molecular glue that enhances the interaction between the U1snRNP complex and the weak 5’ splice site leading to PE inclusion and subsequent degradation via the NMD pathway

 ACC PDX model  Tumor regressions observed in additional 2 ACC PDX models   Biomarker positive treated with REM-422  REM-422 demonstrated antitumor activity in biomarker positive ACC PDX models  Biomarker/Poison Exon positive  MYB  NFIB  ACC PDX model  Biomarker/Poison Exon negative  MYB  NFIB  Poison exon  REM-422 showed selective activity in Biomarker positive preclinical PDX models

A Poison Exon in MYB defines the majority of High-Risk ACC Patients

Molecular profiling data from 307 ACC patients*


~25-30% ACC-I
~70-75% ACC-II
ACC Subtype
86% PE +ve
53% PE +ve
PE-status

Poor prognosis regardless of ACC subtype


Probability of Survival
100
75
50
25
0
0
10
20
30
40
50
60
Months
PE -ve
PE +ve

- MYB biomarker (Poison Exon) present in ~60-65% of ACC patients[1]
  - MYB biomarker present Type I and Type II ACC[1]
- Associated with significantly worse OS[1]
  - Potentially Predicts REM-422 sensitivity

[1]Source: Tempus AI and Remix Data on File

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remix therapeutics

 REM-422 offers potential to become the new standard of care for ACC  REM-422 U.S. Sales Estimate: $600M+  Remix is preparing for potential commercial readiness in 2028  CDx Testing  Education  Patient Support  Scaling Potential U.S. Commercial Capabilities for REM-422  ACC Patient Flow¹  Over the course of treatment journey, patients may have multiple recurrences  Most patients who recur will eventually require systemic treatment  ¹ Illustrative patient flow model

 REM-422 Phase 1 studies:  Adenoid Cystic Carcinoma  AML and High-Risk MDS

Ph1/2 ARIA (A study of REM-422 In Adenoid Cystic Carcinoma)

Ph1 DOSE ESCALATION (all-comers): N = 69

PRIMARY OBJECTIVE — SAFETY, RP2D

Secondary objectives — PK, PD and efficacy

- Recurrent or metastatic (R/M) ACC
- Tumor biopsies retrospectively assessed for MYB status

Dosing: oral REM-422 once daily

- DL1 (3mg) N = 6
- DL2 (6mg) N = 4
- DL3 (13mg) N = 4
- DL4 (18mg) N = 16
- DL5 (24mg) N = 15
- DL6 (30mg) N = 9
- DL7 (38mg) N = 9
- DL8 (48mg) N = 6

18 and 24mg doses evaluated to identify optimal dose

RP2D → 24mg

Ph2 COHORT (PE+): N = 40-50

PRIMARY OBJECTIVE — ORR (BICR)

Key Eligibility:

- R/M, locally advanced unresectable ACC
- Disease progression within 12m
- Biomarker positive tumor

Abbreviations: PK = Pharmacokinetics; PD = Pharmacodynamics; RP2D = Recommended Phase 2 Dose; R/M = Recurrent/Metastatic; ACC = Adenoid Cystic Carcinoma; DL = Dose Level; N = Number; ORR = Objective Response Rate; Ph = Phase; BICR = Blinded Independent Central Review

NCT #: NCT06118086

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 Datacut: 24Apr2026   Abbreviations: ECOG = Eastern Cooperative Oncology Group (Performance Status)   *MYB PE positive + MYB IHC high/PE unknown  &ACC Subtype as defined by Ferrarotto et al., 2021  PRIMARY SITE  Salivary  Major  Minor  Non-Salivary  Trachea/Bronchial/Lung  Lacrimal  Breast  Esophageal  41 (59%)  13 (19%)    8 (12%)   3 (4%)   3 (4%)   1 (1%)  HISTOLOGY  Solid/high-grade transformation  Non-solidUnknown  11 (16%)  35 (51%)  23 (33%)  ACC SUBTYPES&  I  II  Unknown  18 (26%)  34 (49%)  17 (25%)  BIOMARKER*  Positive  Negative  Unknown  35 (51%)30 (43%)  4 (6%)  AGE, MEDIAN (RANGE)  57 (20-82)  SEX  Female  Male  42 (61%)  27 (39%)  RACE  White  Asian  Not reported  59 (85%)  6 (9%)  4 (6%)  ECOG  0  1  44 (64%)  25 (36%)  PRIOR SYSTEMIC RX  0  1  2+  17 (25%)  16 (23%)  36 (52%)  N = 69  N = 69  Demographics and disease characteristics

 REM-422 PK/PD  REM-422 plasma exposure by dose level  Abbreviations: PK = Pharmacokinetics; PD = Pharmacodynamics; RP2D = Recommended Phase 2 Dose   30mg  Protein (IHC)  Screening  On Treatment  MYB levels in tumor  Observed dose proportional increase in exposures  Robust target engagement observed in tumor biopsies  24mg (RP2D) selected based on PK/PD, efficacy and safety results  mRNA

 Notes: TEAEs were reported using Medical Dictionary for Regulatory Activities, version 28.0; Percentages rounded to nearest whole number; # of subjects (%) reported in table  Abbreviations: TEAE = Treatment-Emergent Adverse Event; TRAE = Treatment-Related Adverse Event; SAE = Serious Adverse Event; DLT = Dose-Limiting Toxicity; N = number; RP2D = Recommended Phase 2 Dose  3mg QDN = 6  6mg QDN = 4  12mg QDN = 4  18mg QDN = 16  24mg QDN = 15  30mg QDN = 9  38mg QDN = 9  48mg QDN = 6  TRAE   4 (67)   3 (75)   4 (100)   15 (94)   15 (100)   7 (78)   9 (100)   6 (100)  TRAEs ≥ Grade 3   1 (17)   0   1 (25)   3 (19)   1 (7)   2 (22)   6 (67)   4 (67)  Discontinuations due to TRAEs    0   0   0   1 (6)   0   2 (22)   2 (22)   1 (17)  Interruptions due to TRAEs   0   1 (25)   1 (25)   9 (56)   8 (53)   2 (22)   7 (78)   5 (83)  Dose reduction due to TRAEs   0   0   0   2 (13)   1 (7)   1 (11)   4 (44)   2 (33)  REM-422 related SAEs   0   0   1 (25)   2 (13)   2 (13)   2 (22)   1 (11)   2 (33)  Overall summary of AEs by starting dose level  No DLTs observed at any dose level  Tolerable Profile particularly at 24mg (RP2D)

TRAEs Gr3-4 by preferred term

	3mg QD N = 6	6mg QD N = 4	12mg QD N = 4	18mg QD N = 16	24mg QD N = 15	30mg QD N = 9	38mg QD N = 9	48mg QD N = 6	TOTAL N = 69
Lymphocyte count decreased	1 (17)	0	0	1 (6)	0	1 (11)	3 (33)	2 (33)	8 (12)
Neutrophil count decreased	0	0	0	0	0	0	1 (11)	1 (17)	2 (3)
White blood cell count decreased	0	0	0	0	0	0	1 (11)	1 (17)	2 (3)
Aspartate aminotransferase increased	0	0	0	0	0	0	0	1 (17)	1 (1)
Blood alkaline phosphatase increased	0	0	0	0	0	0	0	1 (17)	1 (1)
Anaemia	0	0	0	1 (6)	0	2 (22)	1 (11)	2 (33)	6 (9)
Fatigue	0	0	0	0	0	1 (11)	1 (11)	1 (17)	3 (4)
Face oedema	0	0	0	0	0	0	1 (11)	0	1 (1)
Malaise	0	0	0	0	0	0	1 (11)	0	1 (1)
Peripheral motor neuropathy	0	0	0	1 (6)	1 (7)	1 (11)	0	0	3 (4)
Peripheral sensory neuropathy	0	0	0	0	0	1 (11)	1 (11)	0	2 (3)
Muscular weakness	0	0	0	1 (6)	0	1 (11)	0	0	2 (3)
Acute kidney injury	0	0	0	0	0	0	1 (11)	0	1 (1)
Proteinuria	0	0	0	0	0	0	1 (11)	0	1 (1)
Epistaxis	0	0	1 (25)	0	0	0	0	1 (17)	2 (3)

Only 2 patients had Gr4 TRAEs: 1) 38mg: neutrophil and lymphocyte counts decreased 2) 48mg: lymphocyte count decreased

Minimal TRAEs Gr3-4 at 24mg (RP2D) underscores potential safety and tolerability

Notes: TRAEs were reported using Medical Dictionary for Regulatory Activities, version 28.0; Percentages rounded to nearest number; # of subjects (%) reported in table
Abbreviations: TRAE = Treatment-Related Adverse Event, SOC = Systems Organ Class, QD = once a day; RP2D = Recommended Phase 2 Dose.

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 Radiographic images  Baseline  On-treatment (M5)  Note: Efficacy dataset includes all patients with measurable target lesions at baseline and at least 1 post-treatment scan (N = 60)   Change in tumor size from baseline by biomarker status  Biomarker positive tumors demonstrated robust anti-tumor activity with many remaining on-treatment

Best percentage change in tumor size from baseline by dose



3mg
6mg
12mg
18mg
24mg (RP2D)
30mg
38mg
48mg
Best % change in tumor size
60
40
20
0
-20
-40
-60
-80
Subjects
➔ Ongoing

Response evaluable subgroup	N	# of Responders	ORR (%)	DCR (%)
BM+ ≥ 24mg	19	7	37%	95%
BM+ at 24mg	7	3	43%	100%

- Clinical responses achieved in biomarker positive tumors at doses of ≥12mg
- In biomarker positive tumors, ORR = 43% and DCR = 100% indicates encouraging clinical activity at RP2D
- Best clinical activity noted at 24mg (RP2D) due to both robust target engagement and tolerability

Notes: 1) ORR includes uPR; 2) Patients with starting doses ≥30mg who remain on treatment reduced to 24mg; 3) One patient (30mg) excluded due to treatment discontinuation unrelated to REM-422 during C1.
Abbreviations: mDOT= median Duration of Treatment; mDOR = median Duration of Response; BM = Biomarker; DCR = Disease Control Rate; ORR = Objective Response Rate, N = Number; RP2D = Recommended Phase 2 Dose; uPR = unconfirmed PR

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Sustained objective responses demonstrated across ACC-I/II and irrespective of prior lines of therapy



Pt1
Pt2
Pt3
Pt4
Pt5
Pt6
Pt7
Pt8
Pt9
Best % change in target lesions
20
0
-20
-40
-60
-80
1
3
5
7
9
11
13
15
17
19
21
23
25
Months

Pt ID	Dose Level	Response	Histology	ACC Subtype	# Prior Lines of Therapy	DOT (months)	DOR (months)
1	12mg	cPR	Solid component	ACC-II	0	23+	15+
2	18mg	cPR	Cribriform	ACC-I	2+	10+	6+
3	24mg	uPR	Cribriform	ACC-II	1	20+ *	6
4	24mg	cPR	Unknown	ACC-I	1	19+	12+
5	24mg	cPR	Solid component	Unknown	2+	19+	13+
6	38mg	cPR	Unknown	Unknown	2+	12+	5+
7	38mg	uPR	Tubular	ACC-II	2+	16+	1+
8	48mg	uPR	Cribriform	ACC-I	2+	5	2
9†	48mg	cPR	Unknown	Unknown	2	14+	7+

- Anti-tumor activity observed across ACC subtype, histologies, and after multiple lines of therapy (including ADCs)
- Long durability with patients on therapy for up to 2 years and ongoing (mDOR not reached)
- Responses have deepened over time

Notes: *Treatment beyond progression; + = ongoing; †Pt on tx-hold; ACC Subtype as defined by Ferrarotto et al., 2021
Abbreviations: cPR= confirmed PR; uPR = unconfirmed PR; Pt = Patient, TL = Target Lesions; Tx = treatment; DOT = Duration of Treatment; DOR = Duration of Response

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remix therapeutics

 REM-422 ACC Program Summary  Adenoid Cystic Carcinoma is a high unmet medical need tumor with no FDA approved therapies  Prior therapies demonstrate an ORR range 0-15%, mPFS ~7 months highlighting need for more effective therapies  ORR of 43% & DCR of 100% at RP2D with durable responses observed at last data cut-off  FDA authorized Remix to proceed with an ongoing Phase 2 study with proposed key elements, including: recommended dose, biomarker positive population, and single arm study design for potential registration   Potentially registrational Ph2 study ongoing, >60% on study with full enrollment anticipated in H2'26  As Phase 2 data matures, we expect to continue dialog with the FDA to discuss most efficient registrational path; ORR and DOR data expected in mid-2027

 AML and High-Risk MDS are MYB-driven malignancies  Acute myelogenous leukemia (AML) & high-risk myelodysplastic syndrome (HR-MDS)  ~25,000 treatable AML/HR-MDS patients in the US  MYB is a master transcriptional regulator of leukemogenesis  REM-422 is active across multiple genetic subtypes in AML preclinical models (e.g. NPM1, FLT3, rMLL, IDH, p53, Ras etc)   Cancer Dependency Map data  AML cell lines have a lineage-wide dependency on MYB

 REM-422: Robust monotherapy/combination activity in AML models  M4 (myelomonocytic) AML pt relapsed after chemotherapy with complex cytogenetics  Vehicle   REM-422 10 mg/kg  SURVIVAL BENEFIT IN PDX MODEL  Monotherapy Activity  ERADICATED hCD45+ AML BLASTS   Combination Activity  ADDITIVE/SYNERGISTIC ACTIVITY IN LEUKEMIA CELL PANEL  REM-422 has shown preclinical activity as a monotherapy and is additive/synergistic activity with multiple therapies  NOTE: Preclinical results may not be predictive of clinical outcomes

Ph1 Study in Patients with R/R AML or HR-MDS

DOSE ESCALATION

PRIMARY OBJECTIVE — SAFETY, MTD, RP2D

Secondary and exploratory objectives — PK, PD and efficacy



Non-Azole cohorts
DL1 (3mg) No. treated = 4
DL2 (6mg) No. treated = 8
DL3 (12mg) No. treated = 5
DL4 (18mg) No. Treated = 4
DL5 (24mg) No. Treat = 5
30 mg dose level completed
Up to 2 dose levels evaluated to identify optimal dose
Azole cohorts
DL1 (1mg) No. treated = 3
DL2 (3mg) No. treated = 4
DL3 (6mg) No. treated = 5
DL4 (12mg) No. treated = 4
DL5 (18mg) No. treated = 4
DL6 (24mg) Treated = 5
RP2D

EXPANSION PHASE (N=20)

PRIMARY OBJECTIVE — ORR

Secondary objectives PFS, DOR, OS, CBR, Safety

Consistent PK across both cohorts to date with no evidence of azole interaction

MTD – Maximum tolerated dose, RP2D – recommended Phase 2 dose,
PK – pharmacokinetics, PD – pharmacodynamics, ORR – Overall Response Rate, PFS – Progression Free Survival,
DOR – Duration of Response,
OS – Overall Survival, CBR – Clinical Benefit Rate

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Preliminary Anti-tumor Activity. RP2D not reached

Indication	Dose (mg)	Prior Therapies	Cytogenetics /Mutations	Response
HR-MDS	6	Decitabine/cedazuridine, fludarabine, MUD, decitabine/cedazuridine	P53, MSH3, complex karyotype, monosomy 17	CR (durable 15 months ongoing)
AML	12	Venetoclax/Azacitidine	STAG2, TET2, SRSF2, CUX1, MPL	CR_i (durable for 6 months)
AML	12	Multiple including HSCT, Ven, MTX	PTPN11, PHF6	MLFS
HR-MDS	30	CD70 Ab/Aza, MUD, decitabine/cedazuridine	P53, DNMT3A, MRE11	CR_{uni}
HR-MDS	30	Magrolimab/Aza, Aza, lenalidomide	P53, ASXL1	CR_L

Dose dependent reduction of MYB mRNA levels was observed in bone marrow biopsies
Additional patients with blast count reductions observed in ongoing dose escalation study

CR = Complete Remission, Cri Complete Remission with Incomplete Recovery, CRuni = Complete Remission Unilineage, CRL = Complete Remission with Limited Count Recovery, MLFS = Morphological Leukemia-Free State

From live database last updated Mar 18, 2026

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remix therapeutics

REM-422 indication expansion potential in heme and solid tumors

Disease	MYB dysregulation
Breast Cancer	MYB high expression
Lymphoma	Overexpression
Colon Cancer	Overexpression
Tumor agnostic	Fusion & amplification

MYB DEPENDENCY ACROSS SEVERAL LINEAGES (DepMap)


Selective cell lethality
Other
Myeloid
Lymphoid
Colon
-2.0
-1.5
-1.0
-0.5
0.0
MYB gene effect (Chronos)

MYB DYSREGULATION IN BREAST CANCER


PNAS

Mechanism of and requirement for estrogen-regulated *MYB* expression in estrogen-receptor-positive breast cancer cells


Cancer Cell

Article

Genetic interactions reveal distinct biological and therapeutic implications in breast cancer

PMIDs: 17690249 and 38593782

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remix therapeutics

 Pipeline programs

 Genetically Defined Diseases  Patient Selection Criteria  REMIX TARGETS& DRUGS  DATA SCIENCE  Integrated database of >350k internal and external transcriptome datasets  Proprietary algorithms & AI/ML  BIOLOGY & BIOMOLECULAR SCIENCES  Functional & genetic validation of targets  Fit for purpose high- throughput multiplexed screens  MEDICINAL & COMPUTATIONAL CHEMISTRY  Proprietary small molecule library targeting RNA/protein complexes  RNA-protein complex structural biology

Targeting MYC, an oncogenic transcription factor dysregulated across cancer



Sustaining proliferative signals
Evading growth suppression
Deregulating cellular energetics
Avoiding immune destruction
Escaping programmed cell death
MYC
Enabling replicative immortality
Genome instability and mutation
Tumour promoting inflammation
Inducing angiogenesis
Invasion and metastasis

Llombart et al., eBioMedicine, 2021

Indication	Total US New Cases (k/yr)	MYC dysregulation
Diffuse large B-cell lymphoma (DLBCL)	16-20	c-MYC translocation
Burkitt lymphoma (BL)	3	
Ovarian	21	MYC amplification frequencies >20% (c-MYC, N-MYC, or L-MYC)
Esophageal	22	
Gastric	30	
Head and neck	58	
Pancreatic	67	
Colorectal	154	>1/3 of patients have c-MYC overexpression
Prostate	313	

Wang, *et al.*, 2024 Blood Cancer J
Blum *et al.*, 2004 Blood
Clipson *et al.*, 2015 J Pathol Clin Res
Schaub *et al.*, 2018 Cell Systems
US case numbers per SEER

- MYC amplification/activation occurs in ~28% of all tumors
- **Remix developing a novel mRNA degrader approach targeting a regulator of MYC to prevent signaling via all 3 MYC paralogs**

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remix therapeutics

Discovery program targeting oncogenic MYC signaling high prevalence dysregulation across multiple solid and heme malignancies

Novel mRNA degraders potently reduce mRNA and protein levels through a poison exon inclusion mechanism



Poison Exon inclusion
Fold Change
20
15
10
5
0
0.1
1
10
100
1000
10000
RXSM-1244 Concentration (nM)
mRNA reduction
Fold Change
1.0
0.5
0.0
IC_{50} = 18 nM
RXSM-1244 Concentration (nM)

qPCR, 24h, n = 3



Protein depletion
DMSO
RXSM-1244
DC_{50} = 30 nM
Protein
anti-β-actin

Western Blot, 72h

Small molecule mRNA degrader phenocopies genetic knockdown



Regulator siRNA
MYC siRNA
Small molecule
NES
2
1
0
-1
-2
MYC-dependent upregulated pathways
MYC-dependent downregulated pathways

35 | NON-CONFIDENTIAL

 RXSM-1244 demonstrated potent mRNA and protein target engagement and robust tumor growth inhibition in a mouse CDX model  protein reduction  mRNA reduction  QDx3 study. mRNA and protein analysis from samples collected 6 hr post-last dose  poison exon inclusion  anti-Target Protein  anti-Vinculin  RXSM-1244  Vehicle  RXSM-1244 showed well behaved rodent PK profile  Observed in vivo poison exon inclusion, concomitant mRNA degradation and protein reductions  Induced regressions in multiple MYC addicted cell-line derived xenograft models  MYC-amplified CDX  BWL = -8.9%

Remix Therapeutics is Well-Positioned For Significant Growth

Experienced Management Team and Investors

- Strong Management Team with significant expertise growing and commercializing assets
- Robust investor syndicate led by Atlas, Column Group, Foresite, Arch, Casdin, Surveyor and Alexandria

Near-Term Inflection Points

- **REM-422 in ACC -** ORR and DoR data expected in mid'27, **potential for NDA filing as early as H2'27**
- **REM-422 in AML/MDS:** RP2D and initial data expected in mid'27
- **Discovery program** Development Candidate Progression

Strong Pro-Forma Balance Sheet

- ~$245MM of capital investment to date from top-tier investors
- Potential for over $1 billion in milestone payments and tiered royalties from collaboration with Roche
- $100M PIPE in 2026 and net cash from Passage Bio
- Expected pro-forma **cash runway into H1'28**

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remix therapeutics